Wells Fargo Funds Management, LLC

525 Market Street, 12th Floor

San Francisco, CA 94105

April 23, 2009

VIA EDGAR CORRESPONDENCE

Ms. Michelle Roberts

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Wells Fargo Variable Trust (the “Trust”) – Wells Fargo Advantage VT International Core Fund (the “Fund”)

Dear Ms. Roberts:

Thank you for your verbal comments of April 6, 2009 to the preliminary proxy statement filed by the Trust on behalf of the Fund (the “Preliminary Proxy Statement”) with the Securities and Exchange Commission (the “Commission”) on April 1, 2009. As discussed, it is our intention to mail the printed definitive proxy statement for the Fund on or about April 30, 2009. Therefore, the definitive proxy statement for the Fund (the “Definitive Proxy Statement”) accompanies this letter and reflects changes in accordance with your comments as well as other non-material changes. Please note that the Board of Trustees of the Trust have not reviewed this letter. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to them in the Preliminary Proxy Statement. For your convenience in reviewing this letter, your comments are set forth in bold typeface immediately followed by the Trust’s response on behalf of the Fund.

1.	Per Item 23(c) of Schedule 14A, please state the mailing address to which a Fund shareholder can direct a notification to the Fund that the shareholder wishes to receive additional copies of the Definitive Proxy Statement.

In response to your comment, the last sentence of the paragraph, under the Section entitled “Shareholders Sharing an Address” on page 15 of the Definitive Proxy Statement, has been revised to include the mailing address to which a Fund shareholder can direct a notification to the Fund that the shareholder wishes to receive additional copies of the Definitive Proxy Statement.

2.	In Exhibit A to the Definitive Proxy Statement, please combine the respective columns entitled “Position” and “Principal Occupation” in the table which discloses the principal executive officers and directors of Evergreen Investments.

In response to your comment, the above-referenced columns have been combined into one column entitled “Principal Occupation”.

Ms. Michelle Roberts

April 23, 2009

3.	Per Rule 14a-16, please confirm that the Definitive Proxy Statement will be available via the internet.

The Definitive Proxy Statement will be available via the internet at the proxy solicitor’s web site as disclosed on the proxy ballot.

* * * * *

The Fund accepts responsibility for the adequacy and accuracy of the disclosure in the filings that are the subject of this letter. The Fund acknowledges that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to these filings. The Fund further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above responses adequately address your comments. If you require additional information, please do not hesitate to contact the undersigned at (415) 396-5093.

Sincerely,

WELLS FARGO FUNDS MANAGEMENT, LLC

By	/s/ Aisha Hunt
Aisha Hunt
Senior Counsel

cc:	Mr. C. David Messman, Esq.
Mr. Marco E. Adelfio, Esq.